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Follow-Up Materials

04012948

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dofasco

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3226 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 2/19/04

4

ARLS
12-31-03

Report to Shareholders

for the period ended December 31, 2003

DOFASCO

Our product is steel. Our strength is people.

Management's Discussion and Analysis:

This report contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2002 Annual Report and the Quarterly Reports to Shareholders for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes.

RESULTS OF OPERATIONS

Net Income

Strong operating performance at Gallatin and Hamilton operations enabled Dofasco to post a profit in the fourth quarter, despite recording a non-cash charge on the disposal of its investment in Quebec Cartier Mining Company (QCM) and continuing difficult business conditions. These difficult conditions included a significant increase in scrap prices, a strengthening Canadian dollar and high energy costs. In response, Dofasco continued with initiatives at its Hamilton operations to improve margins.

Consolidated net income for the three months ended December 31, 2003 was $2.6 million. After deducting preferred share dividends, basic earnings per share was $0.03. In the fourth quarter of 2002, the consolidated net loss was $56.5 million or $0.75 per share, which included a loss on impairment of QCM's long-lived assets.

For the year ended December 31, 2003 Dofasco's consolidated net income was $118.4 million or $1.56 per share, slightly lower than last year's results of $122.8 million or $1.63 per share.

Pro Forma Net Income

The capital restructuring of QCM was finalized on December 31, 2003 and resulted in the disposition of all the common shares of QCM owned by Dofasco for nominal consideration and the exchange of the Corporation's $20 million notes receivable from QCM for non-voting preferred shares of QCM. The disposition of the common shares resulted in a loss on disposal of $27.9 million. As the Corporation has no remaining common equity ownership in QCM, the preferred share investment in QCM is accounted for on a cost basis effective December 31 and thereafter.

Excluding the impact of QCM's capital restructuring and results of operations, pro forma net income in the fourth quarter was $26.8 million ($0.35 per share), well below the pro forma net income of $57.0 million ($0.76 per share) in the same period in 2002. For the year, pro forma net income was $133.9 million ($1.78 per share) compared to $249.7 million ($3.32 per share) in 2002.

Pro forma net income and earnings per share (EPS) are presented to provide more useful and comparable information on the continuing operations of the Corporation. The following table reconciles the reported pro forma net income (excluding the impact of the capital restructuring and QCM's result) to net income reported in accordance with generally accepted accounting principles.

	Three Months Ended December 31,		**Year Ended December 31,**	
(in millions, except per share amounts)	**2003**	**2002**	**2003**	**2002**
Net income (loss), as reported	**$2.6**	$(56.5)	**$118.4**	$122.8
Add: Loss on disposal of QCM				
Write-off common share investment	**27.4**	—	**27.4**	—
Selling costs	**0.5**	—	**0.5**	—
Loss on disposal of QCM	**27.9**	—	**27.9**	—
Less: QCM's net income (loss)	**3.7**	(113.5)	**12.4**	(126.9)
Pro forma net income	**$26.8**	$57.0	**$133.9**	$249.7
Pro forma EPS	**$0.35**	$0.76	**$1.78**	$3.32

Gross Income

Consolidated gross income for the fourth quarter of 2003 was $134.2 million, compared to $144.7 million for the same quarter of 2002. For the year ended December 31, 2003, consolidated gross income was $559.7 million, compared to $647.2 million in the prior year.

Steel Operations

Steel Operations' gross income was $113.4 million, down from $141.1 million in the fourth quarter of 2002, reflecting the challenging business conditions. The segment's gross income for the full year was $497.6 million, a 15% decline from the $585.7 million gross income in 2002. As in previous quarters, the results of the Steel Operations segment were largely driven by the Hamilton operations.

Once again, Dofasco's Hamilton operations shipped over one million tons at 1,061,000 tons, higher than the 1,004,000 tons shipped in the fourth quarter of 2002. Steel shipments in the year were 4,092,000 tons, slightly below 2002.

Despite the higher fourth quarter shipments, Hamilton revenue for the period declined 3% from the same period in 2002, primarily due to a $64 decrease in average realized revenue per ton. The decrease in revenue per ton was mainly due to the weaker U.S. dollar and lower spot pricing. For the year, average realized revenue per ton declined slightly compared to 2002 due to the lower pricing resulting from the weaker U.S. dollar and weaker spot market prices, partially mitigated by a higher-value product mix.

The direction in U.S. spot market selling prices for hot band steel, a benchmark for flat rolled pricing, varied significantly over the past two years.

In 2002, reduced supply due to facility closures in the U.S. and the Section 201 trade initiative led to a strong recovery in U.S. hot band spot market selling prices which peaked at about $380 per ton in the third quarter of the year. In 2003, U.S. hot band spot market pricing declined to a low of about $260 per ton in June as some previously idled facilities were restarted. U.S. hot band spot market pricing recovered gradually through the second half of the year and ended the year at about $310 per ton.

Hamilton operations' average cost per ton decreased by $26 in the fourth quarter compared to the same period in 2002 despite significantly higher scrap prices. The average cost per ton was higher in 2002 mainly due to the unfavourable impact of the shutdown of the oxygen steelmaking facility to replace the vessel (December 8, 2002 to January 11, 2003).

For the full year, cost per ton increased by $24 compared to 2002, largely due to higher scrap and energy costs and lower production levels. The lower production was primarily attributable to the weak market demand in the first three quarters of the year and the August electricity outage and subsequent week-long constrained electricity supply. Also contributing to the higher costs was a significant increase in the cost and use of purchased slabs in 2003 resulting from the shutdown of the oxygen steelmaking facility discussed above.

Gallatin Steel

Gallatin's excellent operating performance resulted in record shipments and production in the fourth quarter and full year 2003. Offsetting the excellent performance were lower selling prices and significantly higher scrap costs. This resulted in a decrease in Dofasco's share of Gallatin's gross income to $7.8 million from $21.0 million in the fourth quarter of last year. For the year, Dofasco's share of Gallatin's gross income was $26.0 million compared to $71.5 million in 2002.

Quarterly shipments were a record 410,000 tons, 83,000 tons (25%) higher than the prior year period. Annual shipments were also a record at 1,481,000 tons surpassing the previous high of 1,422,000 in 2002.

Average realized revenue per ton declined by US $32 to US $306 from US $338 in the fourth quarter of 2002, and decreased by US $11 per ton, year over year, reflecting the lower hot band spot market selling prices.

Quarterly and annual production levels of 392,000 tons and 1,490,000 tons were also records. Despite the record production levels, average cost per ton increased by US $21 for the quarter and US $30 for the year compared to the corresponding periods in 2002, due to significantly higher scrap prices and higher energy costs. Increased global demand for scrap has driven North American scrap prices sharply higher throughout 2003 and continuing into 2004.

Quebec Cartier Mining (QCM)

As discussed earlier, Dofasco disposed of its common share investment in QCM on December 31, 2003. As a result, this was the last quarter for which QCM results will be proportionately consolidated and reported as a segment.

Dofasco's share of QCM's gross income for the fourth quarter of 2003 was $8.8 million, compared to a loss of $16.7 million in 2002 (including a non-cash pension charge of $25 million). For the year Dofasco's share of QCM's gross income was $28.5 million, compared to a loss of $15.1 million in 2002.

The improvement reflects higher shipments and US dollar pricing, partially offset by the impact of the weaker US dollar.

Depreciation and Amortization

Consolidated depreciation and amortization decreased by $9.9 million and $23.0 million in the fourth quarter and year respectively, compared to the same periods in 2002. The decrease was mainly due to the impact of the asset impairment write-down at QCM in the fourth quarter of 2002 and the accelerated depreciation of the oxygen steelmaking vessel in the second half of 2002.

Impairment of Long-Lived Assets

At the end of 2002, an assessment of the recoverability of the carrying amount of QCM's long-lived assets was conducted. The assessment was required in light of a revised mining plan which included a reduction in annual mine production and changes to other key assumptions. As a result, Dofasco's consolidated results for 2002 included a $118.5 million non-cash charge for its share of QCM's impairment of long-lived assets.

Interest on Long-Term Debt

Interest on long-term debt in the fourth quarter and the full year were $2.5 million and $8.8 million lower than the comparable periods in 2002, reflecting scheduled debt repayments at Hamilton, QCM and DJ Galvanizing (DJG) in 2003.

Investment and Other (Income) Loss

In the fourth quarter of 2003, the Corporation wrote down its minority investment (less than 1%) in NewView Technologies (formerly e-Steel). The investment, acquired in 1999, was written down by $2.9 million to $0.1 million. The non-cash charge reflects the redemption value of the investment offered as part of NewView's capital restructuring plan executed in the fourth quarter of 2003. Excluding the non-cash charge, investment and other income was $2.1 million higher in the year mainly due to higher interest income earned on the higher average short-term investment balance in 2003.

Foreign Exchange

The consolidated foreign exchange losses of $5.4 million in the quarter and $32.4 million in the year were due to the impact of the significant weakening of the U.S. dollar on the value of Dofasco's net U.S. dollar working capital. During 2003, the U.S. dollar weakened against the Canadian dollar by 18%, from $1.58 to $1.29.

Loss on Disposal of QCM

A non-cash charge of $27.9 million was recorded in the fourth quarter of 2003 relating to the disposition of the common share investment in QCM on December 31, 2003 for nominal consideration. The loss consists of the write-off of the balance of the common share equity of $27.4 million and related selling costs of $0.5 million.

Income Taxes

The consolidated effective tax rate of 91.4% for the fourth quarter and 41.8% for the full year were significantly higher than the Corporation's Canadian manufacturing and processing effective statutory rate of 34%. The increase in effective tax rate is due to not recording a net tax recovery on the loss on disposal of QCM. In addition, future tax liabilities were increased by $5.9 million as a result of the repeal by the new Ontario government of the scheduled provincial tax rate reduction enacted in 2001.

CASH FLOW AND BALANCE SHEET

The Consolidated Statements of Cash Flows include Dofasco's proportionate share of QCM's cash flows for all of 2002 and 2003 since the disposal transaction occurred on December 31. However, the Consolidated Balance Sheet at December 31, 2003 does not include any share of QCM's assets or liabilities.

Cash Provided from Operations

In the fourth quarter of 2003, consolidated cash provided from operations before changes in non-cash working capital was $102.3 million. After the decrease in non-cash working capital of $19.3 million, net cash flow from operations was $121.6 million. The decrease in non-cash working capital was primarily attributable to a decrease in accounts receivable due to seasonally lower sales in December and an increase in accounts payable due to the timing of raw material purchases. These changes were partially offset by a seasonal increase in slab and raw material inventories.

For the year, consolidated cash provided from operations before changes in non-cash working capital was $427.4 million. After the increase in non-cash working capital of $57.0 million, net cash flow from operations was $370.4 million. The increase in non-cash working capital was primarily attributable to a decrease in income taxes payable and an increase in accounts receivable partially offset by a reduction in inventories. The decrease in income taxes payable is due to a significantly higher final instalment payable at the end of 2002. The increase in accounts receivable was mainly due to higher sales in December 2003 compared to December 2002. The decrease in inventories was mainly due to a reduction in purchased slabs inventory from the high 2002 levels required for the shutdown of the oxygen steelmaking facility and a drawdown of finished goods.

Capital Expenditures

During the fourth quarter, consolidated capital expenditures were $53.7 million compared to $33.8 million for the fourth quarter of 2002. For the year, consolidated capital expenditures were $163.1 million in 2003 compared to $139.0 million last year.

The increase in capital expenditures is mainly due to the start of two major capital projects in 2003; the No. 2 Blast Furnace rebuild and the first phase of the Finishing Division Improvement Program in Hamilton. Capital expenditures are expected to more than double in 2004 as spending on these projects accelerates.

Bank Borrowings of Joint Ventures

Repayments of bank borrowings in the fourth quarter of $14.3 million and $15.0 million in the year were primarily attributable to QCM and Gallatin. Bank borrowings on the consolidated balance sheet decreased by $36.0 million in 2003 due to these repayments and because QCM's bank borrowings are not proportionately consolidated at December 31, 2003.

Long-Term Debt

Consolidated long-term debt repayments of $45.6 million during the quarter and $112.0 million in the year were primarily due to scheduled debt repayments at Hamilton, QCM and DJG. Total consolidated long-term debt decreased by $146.2 million in the year due to the above repayments and to the fact that QCM's long-term debt is not proportionately consolidated at December 31, 2003.

Common Shares

In the fourth quarter, proceeds of $10.1 million were received on the exercise of 413,900 stock options. For the full year, proceeds of $22.7 million were received on the exercise of 936,800 stock options, compared to proceeds of $5.2 million in total for 2002.

As at January 30, 2004, there were 76,146,411 common shares outstanding.

Dividends

Dofasco paid $22.9 million in dividends in the fourth quarter, bringing the year total to $88.7 million, compared to $81.6 million in 2002. The increase reflects the 11% increase in the common share dividend effective April 1, 2003.

QCM CAPITAL RESTRUCTURING

In December 2002, Dofasco and CAEMI of Brazil, each 50% shareholders of QCM, reached an Agreement in Principle with the Quebec government and related agencies, to undertake a capital restructuring of QCM. This restructuring will allow QCM to undertake a $350 million capital program necessary to further develop the mine and execute a multi-year mining plan. Discussions continued during 2003 and, effective December 31, 2003, the restructuring of QCM was completed through the finalization of agreements among Dofasco, Investissement Quebec, CAEMI and QCM.

The restructuring resulted in the disposition of all the common shares of QCM owned by Dofasco to an independent third party for nominal consideration and the exchange of Dofasco's $20 million of notes receivable from QCM for non-voting, non-participating preferred shares of QCM with a 4% cumulative dividend from and after January 1, 2011. In addition, Dofasco may be required to contribute a maximum of $34.5 million between 2004 and 2010 with an annual maximum ranging from $5 million to $7 million, based on a defined formula, in order to provide continuing support of future mine development at QCM. The disposition of the common shares resulted in a charge to income of $27.9 million. The preferred shares have been recorded in investments and other assets at their estimated fair value of $20 million.

As the Corporation has no common equity ownership in QCM effective December 31, 2003, the preferred share investment in QCM is accounted for on a cost basis. Accordingly, the balance sheet at December 31, 2003 does not reflect the Corporation's proportionate share of the assets and liabilities of QCM. However, the Corporation has proportionately consolidated QCM's statements of income and cash flows for 2003 as the disposition does not qualify for treatment as a discontinued operation under the new CICA Handbook Section 3475 "Disposal of long-lived assets and discontinued operations", effective for disposals after May 1, 2003.

2004 ACCOUNTING CHANGE

On January 1, 2004, the Corporation will adopt the new CICA Handbook Section 3110 "Asset Retirement Obligations" as a change in accounting policy. The new standard will be applied to Dofasco's Wabush Mines joint venture on a retroactive basis, which will result in the restatement of the 2003 financial statements. Upon adoption, the long-term liability for asset retirement obligations and the related long-lived asset will increase by $13.4 million and $0.3 million respectively, at January 1, 2004. The cumulative effect of the change will be reflected as an $8.9 million reduction in retained earnings and a $4.2 million increase in future income tax assets. In addition, the accounting change will result in a charge to net income of approximately $0.7 million in 2004, consisting of the accretion of the liability and the amortization of the related asset.

STEEL TRADE

Dofasco is conducting ongoing discussions to address steel trade issues on three fronts: globally, North America wide and within Canada.

Globally, Dofasco continues to participate with the Organization for Economic Cooperation and Development (OECD) in discussions geared to reach an agreement to reduce state subsidies to steel industries around the globe. To this end, Dofasco was actively involved at the OECD meeting in December 2003.

Within the North American context, Dofasco is involved with industry and government representatives from the U.S., Canada and Mexico to deal with the issues of unfairly traded steel imports sold into North American markets. In November 2003, Dofasco representatives met with North American government and industry representatives to forge an agenda for the future of the new North American Steel Trade Committee.

In Canada, Dofasco is preparing for five-year sunset reviews in 2004, of Canadian dumping actions from 1999, on hot rolled, galvanized and cold rolled steel from the named countries. Dofasco continues to present a solid case to convince the Canadian International Trade Tribunal to continue the current dumping actions that are presently in place.

MARKET OUTLOOK

In the second half of 2003, the U.S. economy continued to outpace the Canadian economy. Overall growth in the U.S. in 2003 is expected to be close to 3% and almost double the expected Canadian economic growth. Flat rolled steel demand in North America, after 10 months in 2003, was 0.9% below 2002 levels, with Canadian demand down 4.2% and U.S. demand down only 0.3%. However, Canadian demand in the most recent months has shown an improving trend, actually exceeding 2002 levels.

The Canadian economy is expected to grow by 2.5% to 3% during 2004 driven largely by improving consumer spending and business investment due to improved corporate profits. This will translate into improving demand from the automotive and construction segments. International trade is expected to be a drag on the economy due to the strong Canadian dollar.

U.S. GDP growth is expected to exceed 4% led by consumer spending, tax cuts and historically low interest rates. Business confidence, improving profits and the positive effects of the declining U.S. dollar should all support a healthy rebound in U.S. economic activity. Automotive and construction markets should also strengthen with rising domestic demand and reduced competition from offshore manufacturers.

In 2004, North American automotive production is expected to rise 1% to 2%, reflecting improved consumer spending.

Construction activity is expected to rebound from the lethargic performance in the last few years to post a 5% gain in 2004.

Overall, we expect this outlook to translate into a 4% growth in flat rolled steel demand in North America for 2004.

TOP EMPLOYER RECOGNITION

In October, Dofasco was recognized, for the second consecutive year, as one of Canada's top 100 employers for 2003, from among 6,000 invited by MediaCorp Canada Inc. and Maclean's magazine to participate.

In December, for the third year in a row, Dofasco was named one of Canada's 50 Best Employers by Report on Business Magazine and Hewitt Associates. This acknowledges that Dofasco's people practices are designed, communicated and executed effectively. It also recognizes that Dofasco people are connected with the business and have a personal stake in the company's success.

In addition, Dofasco was ranked 16th in the KPMG annual survey of Canada's most respected corporations conducted by Ipsos-Reid.

SYNERGY AWARD

During the quarter, Dofasco was honored with a Synergy Award for Innovation, Creativity and Entrepreneurship. The Natural Sciences and Engineering Research Council of Canada and The Conference Board of Canada acknowledged the outstanding achievements in Dofasco's collaboration with universities.

B. F. MACNEILL Chair of the Board	D. A. PETHER President and Chief Executive Officer

February 6, 2004

Consolidated Statements of Income and Retained Earnings

(in millions except per share amounts)	Three Months Ended December 31 2003	Three Months Ended December 31 2002	Years Ended December 31 2003	Years Ended December 31 2002
	(unaudited)	(note 1)		
Income				
Sales	$ **871.2**	$ 931.0	$ **3,554.9**	$ 3,583.7
Cost of sales	**737.0**	786.3	**2,995.2**	2,936.5
Gross income	**134.2**	144.7	**559.7**	647.2
Depreciation and amortization	**62.5**	72.4	**251.8**	274.8
Impairment of long-lived assets (note 2)	**-**	118.5	**-**	118.5
Operating income (loss)	**71.7**	(46.2)	**307.9**	253.9
Interest on long-term debt	**11.3**	13.8	**48.6**	57.4
Investment and other loss (income)	**0.3**	(2.3)	**(6.1)**	(6.9)
Foreign exchange loss	**5.4**	1.7	**32.4**	4.1
Loss on disposal of QCM (note 2)	**27.9**	-	**27.9**	-
Income (loss) before income taxes	**26.8**	(59.4)	**205.1**	199.3
Income tax expense (recovery)	**24.5**	(4.8)	**85.7**	69.1
	2.3	(54.6)	**119.4**	130.2
Minority interest	**(0.3)**	1.9	**1.0**	7.4
Net income (loss)	$ **2.6**	$ (56.5)	$ **118.4**	$ 122.8
Earnings (Loss) per Common Share				
Basic	$ **0.03**	$ (0.75)	$ **1.56**	$ 1.63
Diluted	$ **0.03**	$ (0.75)	$ **1.56**	$ 1.62
Retained Earnings				
Opening balance	$ **1,101.4**	$ 1,130.9	$ **1,053.9**	$ 1,012.8
Net income (loss) for period	**2.6**	(56.5)	**118.4**	122.8
	1,104.0	1,074.4	**1,172.3**	1,135.6
Dividends declared:				
Preferred shares	**0.2**	0.2	**0.6**	0.6
Common shares	**22.7**	20.3	**90.6**	81.1
	22.9	20.5	**91.2**	81.7
Ending balance	$ **1,081.1**	$ 1,053.9	$ **1,081.1**	$ 1,053.9
Raw steel production and purchased semi-finished steel processed (net tons 000's)	**1,328**	1,345	**5,333**	5,470
Steel shipments (net tons 000's)	**1,266**	1,167	**4,833**	4,827

See accompanying notes to consolidated financial statements

Consolidated Balance Sheets

(in millions)	December 31 2003	December 31 2002 (note 1)
Current assets:		
Cash and cash equivalents	$ **346.1**	$ 334.7
Short-term investments	**54.5**	67.9
Accounts receivable	**354.3**	351.8
Inventories	**816.3**	934.5
Future income tax assets	**6.9**	4.1
	1,578.1	1,693.0
Fixed and other assets:		
Fixed assets	**1,579.1**	1,758.8
Future income tax assets	**36.8**	44.9
Investments and other assets	**64.9**	88.4
	1,680.8	1,892.1
Total assets	$ **3,258.9**	$ 3,585.1
Current liabilities:		
Bank borrowings of joint ventures	$ **12.2**	$ 48.2
Accounts payable and accrued liabilities	**337.6**	379.8
Income and other taxes payable	**1.3**	56.9
Dividends payable	**22.9**	20.4
Current requirements on long-term debt	**53.8**	145.4
	427.8	650.7
Long-term liabilities:		
Long-term debt	**444.6**	499.2
Future income tax liabilities	**70.3**	96.9
Employee future benefits	**376.6**	378.9
Other long-term liabilities	**5.5**	18.8
	897.0	993.8
Minority interest	**30.7**	29.7
Shareholders' equity:		
Preferred shares (note 3)	**11.4**	11.6
Common shares (note 3)	**821.3**	798.6
Contributed surplus	**7.7**	2.7
Retained earnings	**1,081.1**	1,053.9
Currency translation adjustment (note 4)	**(18.1)**	44.1
	1,903.4	1,910.9
Total liabilities and shareholders' equity	$ **3,258.9**	$ 3,585.1

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

(in millions)	Three Months Ended Dec. 31 2003	Three Months Ended Dec. 31 2002	Years Ended Dec. 31 2003	Years Ended Dec. 31 2002
		(note 1)		
	(unaudited)			
Cash provided from (used for):				
Operating activities:				
Net income (loss) before discontinued operations	**$ 2.6**	$ (56.5)	**$ 118.4**	$ 122.8
Add (deduct) items not affecting cash				
Depreciation and amortization	**62.5**	72.4	**251.8**	274.8
Impairment of long-lived assets	**-**	118.5	**-**	118.5
Future income taxes	**(1.0)**	(37.1)	**(20.3)**	(65.2)
Employee future benefits	**4.8**	30.0	**32.0**	51.5
Stock-based compensation	**3.4**	2.7	**9.6**	9.1
Loss on disposal of QCM	**27.9**	-	**27.9**	-
Other	**2.1**	7.2	**8.0**	15.4
	102.3	137.2	**427.4**	526.9
Add (deduct) changes in non-cash components of working capital				
Accounts receivable	**51.1**	111.4	**(45.4)**	(38.7)
Inventories	**(39.4)**	(37.4)	**66.4**	(86.2)
Accounts payable and accrued liabilities	**10.1**	(30.1)	**(13.7)**	77.6
Income and other taxes	**(2.5)**	21.7	**(64.3)**	79.7
	121.6	202.8	**370.4**	559.3
Investment activities:				
New facilities	**(53.7)**	(33.8)	**(163.1)**	(139.0)
(Increase) decrease in short-term investments	**(0.4)**	(0.5)	**13.4**	(67.9)
Other	**(5.4)**	(4.5)	**(9.7)**	(3.4)
	(59.5)	(38.8)	**(159.4)**	(210.3)
Financing activities:				
(Decrease) increase in bank borrowings of joint ventures	**(14.3)**	0.3	**(15.0)**	(15.8)
Repayment of long-term debt	**(45.6)**	(23.7)	**(112.0)**	(90.9)
Redemption of preferred shares	**(0.2)**	-	**(0.2)**	(0.3)
Common shares issued	**10.1**	-	**22.7**	5.2
Dividends paid	**(22.9)**	(20.4)	**(88.7)**	(81.6)
	(72.9)	(43.8)	**(193.2)**	(183.4)
Effect of exchange rate changes on cash and cash equivalents	**(1.5)**	0.2	**(6.4)**	0.2
Cash and cash equivalents:				
(Decrease) increase in year	**(12.3)**	120.4	**11.4**	165.8
Balance at beginning of period	**358.4**	214.3	**334.7**	168.9
Balance at end of period	**$ 346.1**	$ 334.7	**$ 346.1**	$ 334.7

See accompanying notes to consolidated financial statements

Note 1 – Accounting Policies

The accompanying unaudited consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Corporation's Annual Report for the year ended December 31, 2003.

Note 2 – Investment in QCM

a) Capital restructuring

In December 2002, the Corporation and CAEMI of Brazil, each 50% shareholders of QCM, reached an Agreement in Principle with the Quebec government and related agencies, to undertake a significant capital restructuring of QCM. This restructuring was designed to fund the further development of the mine and allow QCM to execute a multi-year mining plan. Discussions continued during 2003 and, effective December 31, 2003, the restructuring of QCM was completed through the finalization of agreements between the Corporation, Investissement Quebec, CAEMI and QCM.

The restructuring resulted in the disposition of all the common shares of QCM owned by Dofasco to an independent third party for nominal consideration and the exchange of the Corporation's $20 million of notes receivable from QCM for non-voting, non-participating preferred shares of QCM with a 4% cumulative dividend from and after January 1, 2011. In addition, the Corporation may be required to contribute a maximum of $34.5 million between 2004 and 2010 with an annual maximum of $7 million, based on a defined formula, in order to provide continuing support of future mine development at QCM. The disposition of the common shares resulted in a charge to income of $27.9 million. The preferred shares have been recorded in Investments and Other Assets at their estimated fair value of $20 million.

As the Corporation has no common equity ownership in QCM effective December 31, the preferred share investment in QCM is accounted for on a cost basis. Accordingly, the balance sheet at December 31, 2003 does not reflect the Corporation's proportionate share of the assets and liabilities of QCM. However, the Corporation has proportionately consolidated QCM's statements of income and cash flows for 2003 as the disposition does not qualify for treatment as a discontinued operation under the new CICA Handbook Section 3475 "Disposal of long-lived assets and discontinued operations", effective for disposals after May 1, 2003, because of the nature of the Corporation's continuing involvement in the operations of QCM.

The Corporation's proportionate share of the major components of QCM's financial statements is summarized below:

	Year Ended Dec. 31,	
(in millions)	**2003**	2002
Balance sheets		
Working capital	$ —	$ (17.9)
Fixed assets	—	60.5
Other assets	—	32.3
Long-term liabilities	—	39.9
Net assets	$ —	$ 35.0

(in millions)	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2002
Statements of income				
Sales	$ **38.1**	$ 39.7	$ **183.3**	$ 138.7
Impairment of QCM's long-lived assets	**—**	118.5	**—**	118.5
Income (loss) before income taxes	**4.7**	(143.7)	**12.9**	(166.2)
Income tax (expense) recovery	**(1.0)**	30.2	**(0.5)**	39.3
Net income (loss)	**3.7**	(113.5)	**12.4**	(126.9)

Statements of cash flows				
Cash provided from (used for)				
Operations	$ **13.7**	$ 19.5	$ **33.1**	$ 23.1
Investment activities	**13.2**	(7.9)	**5.0**	(10.7)
Financing activities	**(19.8)**	(6.6)	**(23.8)**	(10.6)
Net increase in cash	$ **7.1**	$ 5.0	$ **14.3**	$ 1.8

b) Impairment of long-lived assets

In 2002, the Corporation recorded its proportionate share of the loss on impairment of QCM's long-lived assets of $118.5 million and the related future income taxes. The impairment was required as a result of the implementation of a new mining plan at the end of 2002 and changes in certain key assumptions. The fair value was determined using discounted future cash flows and a probability-weighted approach in considering the likelihood of possible outcomes. The Corporation also wrote off the deferred expenses of $25 million and related future income tax liability relating to QCM's pension plans as a result of significant losses incurred by QCM and in light of the then impending capital restructuring at the end of 2002.

Note 3 – Share Capital

The following table summarizes information on share capital and related matters at December 31, 2003:

	Outstanding	Exercisable
Preferred shares	114,074	-
Common shares	76,124,411	-
Common shares – quarter weighted average	75,915,494	-
Common shares – year-to-date weighted average	75,416,211	-
Common share stock options	2,250,100	688,200

In May, 2003 the Corporation filed a normal course issuer bid which entitles the Corporation to acquire up to 6,400,000 of its common shares between May 23, 2003 and May 22, 2004. The purchases are made on the open market at the market price at the time of any particular transaction. No common shares have been repurchased under this program in 2003.

Note 4 – Currency Translation Adjustment

Unrealized currency translation adjustments, which arise on the translation to Canadian dollars of assets and liabilities of the Corporation's self-sustaining foreign operations resulted in an unrealized currency translation loss of $62.2 million in 2003. The unrealized loss resulted primarily from the strengthening of the Canadian dollar against the U.S. dollar during the year.

Note 5 – Comparative Figures

Certain comparative amounts have been reclassified to conform to the current period's presentation.

Note 6 - Segmented Information

(in millions)	Three Months Ended December 31, 2003 Steel Operations*	Gallatin	QCM	Intercompany Elimination	Consol. Total
Sales to external customers	$ 752.1	$ 81.0	$ 38.1	$ -	$ 871.2
Inter-segment sales	-	2.2	33.0	(35.2)	-
Total sales	$ 752.1	$ 83.2	$ 71.1	$ (35.2)	$ 871.2
Gross income	$ 113.4	$ 7.8	$ 8.8	$ 4.2	$ 134.2
Depreciation and amortization	53.0	5.6	3.9	-	62.5
Interest on long-term debt	10.8	0.1	0.4	-	11.3
Investment and other income	0.5	-	(0.2)	-	0.3
Foreign exchange loss	5.4	-	-	-	5.4
Loss on disposal of QCM	27.9	-	-	-	27.9
Income before income taxes	$ 15.8	$ 2.1	$ 4.7	$ 4.2	$ 26.8
Segment assets	$ 2,996.7	$ 263.0	$ -	$ (0.8)	$ 3,258.9
Expenditures for new facilities	$ 50.9	$ 1.2	$ 1.6	$ -	$ 53.7

(in millions)	Three Months Ended December 31, 2002 Steel Operations*	Gallatin	QCM	Intercompany Elimination	Consol. Total
Sales to external customers	$ 810.7	$ 80.6	$ 39.7	$ -	$ 931.0
Inter-segment sales	-	6.7	35.6	(42.3)	-
Total sales	$ 810.7	$ 87.3	$ 75.3	$ (42.3)	$ 931.0
Gross income (loss)	$ 141.1	$ 21.0	$ (16.7)	$ (0.7)	$ 144.7
Depreciation and amortization	57.9	6.7	7.8	-	72.4
Impairment of long-lived assets	-	-	118.5	-	118.5
Interest on long-term debt	12.9	0.1	0.8	-	13.8
Investment and other income	(2.2)	-	(0.1)	-	(2.3)
Foreign exchange loss	1.7	-	-	-	1.7
Income (loss) before income taxes	$ 70.8	$ 14.2	$ (143.7)	$ (0.7)	$ (59.4)
Segment assets	$ 3,091.1	$ 323.7	$ 178.3	$ (8.0)	$ 3,585.1
Expenditures for new facilities	$ 26.4	$ 3.8	$ 3.6	$ -	$ 33.8

* Steel Operations include Hamilton operations, Dofasco USA, Powerlasers, DoSol Galva, Dofasco de Mexico, Dofasco Marion and Dofasco's share of Baycoat, DJ Galvanizing, Sorevco and Wabush.

Consolidated Geographic Information

	Sales Three Months Ended December 31		Fixed Assets As at December 31	
	2003	2002	**2003**	2002
Canada	**$ 566.4**	$ 616.3	**$ 1,323.5**	$ 1,439.7
United States	**233.1**	248.7	**206.2**	263.0
Other countries	**71.7**	66.0	**49.4**	56.1
Total	**$ 871.2**	$ 931.0	**$ 1,579.1**	$ 1,758.8

Note 6 - Segmented Information - cont'd

	Year Ended December 31, 2003				
(in millions)	Steel Operations*	Gallatin	QCM	Intercompany Elimination	Consol. Total
Sales to external customers	**$ 3,079.9**	**$ 291.7**	**$ 183.3**	**$ -**	**$ 3,554.9**
Inter-segment sales	**-**	**8.9**	**77.3**	**(86.2)**	**-**
Total sales	**$ 3,079.9**	**$ 300.6**	**$ 260.6**	**$ (86.2)**	**$ 3,554.9**
Gross income	**$ 497.6**	**$ 26.0**	**$ 28.5**	**$ 7.6**	**$ 559.7**
Depreciation and amortization	**215.4**	**22.5**	**13.9**	**-**	**251.8**
Interest on long-term debt	**46.0**	**0.3**	**2.3**	**-**	**48.6**
Investment and other income	**(5.5)**	**-**	**(0.6)**	**-**	**(6.1)**
Foreign exchange loss	**32.1**	**0.3**	**-**	**-**	**32.4**
Loss on disposal of QCM	**27.9**	**-**	**-**	**-**	**27.9**
Income before income taxes	**$ 181.7**	**$ 2.9**	**$ 12.9**	**$ 7.6**	**$ 205.1**
Segment assets	**$ 2,996.7**	**$ 263.0**	**$ -**	**$ (0.8)**	**$ 3,258.9**
Expenditures for new facilities	**$ 150.9**	**$ 6.4**	**$ 5.8**	**$ -**	**$ 163.1**

	Year Ended December 31, 2002				
(in millions)	Steel Operations*	Gallatin	QCM	Intercompany Elimination	Consol. Total
Sales to external customers	$ 3,138.7	$ 306.3	$ 138.7	$ -	$ 3,583.7
Inter-segment sales	-	27.9	102.9	(130.8)	-
Total sales	$ 3,138.7	$ 334.2	$ 241.6	$ (130.8)	$ 3,583.7
Gross income (loss)	$ 585.7	$ 71.5	$ (15.1)	$ 5.1	$ 647.2
Depreciation and amortization	220.2	24.7	29.9	-	274.8
Impairment of long-lived assets	-	-	118.5	-	118.5
Interest on long-term debt	53.8	0.3	3.3	-	57.4
Investment and other income	(6.3)	-	(0.6)	-	(6.9)
Foreign exchange loss (gain)	4.2	(0.1)	-	-	4.1
Income (loss) before income taxes	$ 313.8	$ 46.6	$ (166.2)	$ 5.1	$ 199.3
Segment assets	$ 3,091.1	$ 323.7	$ 178.3	$ (8.0)	$ 3,585.1
Expenditures for new facilities	$ 122.0	$ 9.4	$ 7.6	$ -	$ 139.0

* Steel Operations include Hamilton operations, Dofasco USA, Powerlasers, DoSol Galva, Dofasco de Mexico, Dofasco Marion and Dofasco's share of Baycoat, DJ Galvanizing, Sorevco and Wabush.

Consolidated Geographic Information

	Sales		Fixed Assets	
	Years Ended December 31		As at December 31	
	2003	2002	**2003**	2002
Canada	**$ 2,340.6**	$ 2,464.9	**$ 1,323.5**	$ 1,439.7
United States	**934.7**	882.3	**206.2**	263.0
Other countries	**279.6**	236.5	**49.4**	56.1
Total	**$ 3,554.9**	$ 3,583.7	**$ 1,579.1**	$ 1,758.8

Corporate information

For information concerning share ownership or dividends, please contact our transfer agent:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
M5H 4A6

Answerline	416-643-5500
Toll Free in Canada and the U.S.	1-800-387-0825
E-Mail Address	inquiries@cibcmellon.ca

When contacting Dofasco, please direct inquiries to:

The Corporate Secretary
Dofasco Inc.
P.O. Box 2460
Hamilton, Ontario
L8N 3J5

905-544-3761 or 1-800-DOFASCO (363-2726)
E-Mail Address: corpsec@dofasco.ca
Website: www.dofasco.ca

Copies of Dofasco's investor Quarterly Fact Book can be obtained on the Dofasco website or, upon request, by telephone or e-mail.

Dofasco offers electronic delivery of shareholder documents such as quarterly and annual reports. Please contact the Office of the Corporate Secretary at 1-800-363-2726 for further details.

DOFASCO

The New Steel